CRAFTSMAN ROSE GARDEN LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

March 6, 2026

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Craftsman Rose Garden LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 17, 2025
Kind of Entity (Use One)	Limited liability company
Street Address	7552 Hollyridge Dr, New Port Richey, Florida 34653, USA
Website Address	

	Jan 31, 2026	**December 31, 2025**
Total Assets	$1,126,361	$175,000
Cash & Equivalents	$22,862	$175,000
Account Receivable	$0	$0
Short-Term Debt	$42,942	$0
Long-Term Debt	907,058	$0

Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(13,848)	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Robert B Roberts Jr	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Holds a real estate license with Impact Realty Realtor®. Developer of The Craftsman Rose Garden House in St. Petersburg, FL. Semi-retired.	
Principal Occupation During Last Three Years	Realtor, developer and semi-retired.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Robert B. Roberts Jr
Name	Josephine B. Barber

§227.201(d) – The Company's Business and Business Plan

Highlights

- **Historic renovation.** A Craftsman-style bungalow in an historic district
- **Adaptive reuse.** Once a bungalow, reborn as a restaurant and community event space
- **Experienced developer.** Owned and renovated ~120,000 s.f. In the district
- **Coolest street.** On St Petersburg's Central Avenue
- **Net Zero.** Renovations to focus on energy efficiency
- **Walkable.** Very walkable, bikeable with good transit options
- **Financing.** Seller financing in place. Property already purchased.

About the Project

Since 1979, Robert B. Roberts, Jr., has been acquiring, consolidating and renovating historic buildings in downtown St. Petersburg, contributing to its re-birth.[1] Over time, he owned and renovated four historic buildings on Central Avenue, totaling 116,500 s.f., receiving historic preservation honors along the way.

Now retired, Robert is tackling one more St. Petersburg building, The Craftsman Rose Garden, a 10,000 square foot property comprising three buildings, two of which are historic and were built in 1918.[2] Robert

[1] https://www.linkedin.com/in/robert-b-roberts-jr-5205a315/

[2] https://craftsmanrosegarden.com/

has assembled a team of professionals who were with him from the beginning of his career - architect Lee Harvard, SDF Contracting LLC, Tommy Todd Landscape & Design, Fick Mechanical & Inspection and has the support of the City of St. Petersburg's Planning Department and Historic Preservationist.[3][4][5]

On May 28th, 2025, Robert contracted to purchase the property, which is located at 2955 Central Avenue N., St. Petersburg, Florida 33713.[6] For 23 years the Craftsman Courtyard has been home to The Craftsman House Gallery, which closed in 2025. Owner and curator Jeff Schorr ran The Craftsman House Gallery as an arts & crafts gallery, pottery studio, and an Airbnb unit. The house/gallery was built in 1918, as the model home for the Historic Kenwood neighborhood of St. Petersburg. It is currently a member of the Historic Kenwood Association, The Grand Central District, and the Ware-house Arts District.

Central Avenue is considered the city's coolest street and runs through the city starting in Downtown St. Petersburg (DTSP) and along Tampa Bay for 80 blocks, eventually becoming Treasure Island Causeway, then 107th Avenue and ending at Gulf Boulevard at the Gulf of Mexico.[7] It acts as St. Pete's energetic core, and embraces the arts (murals, galleries), diverse dining (with eateries that range from vegan, to Italian, to farm-to-table), lively nightlife (breweries, live music), independent boutiques, and revitalization efforts by the city to boost development and connectivity from downtown to the beaches, making it a major hub for culture, business, and community. The highest-density section of Central Avenue from Beach Drive on the Bay to about 9th Street allows for building up to 46 floors in height. The city's revitalization plan focuses on improving urban design, connectivity, and supporting thriving businesses along this key route.

The house is located in the CCT-2 zoning district of the commercial corridor. This falls inside St. Petersburg's Corridor Commercial Traditional (CCT) zoning district which is designed to protect and enhance the character of the city's historic commercial streets, encouraging a walkable, mixed-use environment.[8][9] It balances traditional development patterns with modern needs for rehabilitation and redevelopment such as walkable streetscapes with retail, food and beverage and sidewalk cafes. Walkable design, zero setbacks, mixed use and context-sensitive height are hallmarks of this zoning district. Although our project is located in the CCT-2 zoning district, which generally allows one- to five-story buildings, since it is a locally designated historic site with historic buildings which must be preserved, it will remain a green oasis and human scale development in what might one day be a canyon of five story buildings.

The site is 100 X 100 feet for a total of 10,000 SF. It has four large oaks and a huge palm tree which provides lots of shade. At completion of our renovation plans, the three buildings will include a 588 s.f.

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[3] https://www.leeharvard.com/

[4] https://sdfcontractingllc.com/

[5] https://tommytoddlandscape.com/

[6] https://maps.app.goo.gl/vnTrED6dxXFm19q69

[7] https://www.visitstpeteclearwater.com/central-ave

[8] https://maps.app.goo.gl/UTo1NEzaNW4k51ps8

[9] https://library.municode.com/fl/st._petersburg/codes/code_of_ordinances?nodeId=PTIISTPECO_CH16LADERE_S 16.20.090COCOSUDICC

Kitchen, servicing over 4,000 SF of courtyard venue space; the 2,027 s.f. main building with its large porch, which will house a kitchen, bar and dining room, and a 456 s.f. Bakery on the east courtyard. The tenant is Karma Juice Bar & Eatery, who have operated in St. Petersburg since 2014.

On January 5th, 2026, Craftsman Rose Garden, LLC (the "Company") acquired the property. One of the lots to the east was immediately sold which reduced the acquisition cost to $1,102,639.31, including closing costs. The completed project, including both acquisition and renovations, is expected to cost $1,900,000. The Company's plan is to finance the project through both equity and debt. To date we have acquired a $950,000 first mortgage on the project, at 5% interest for 15 years with a 6-year balloon. The Company's manager has also invested $200,000, for 20% ownership. We are hoping to raise the final $800,000 in equity through this offering, offering 80% ownership on a pro-rata basis, to investors.

Detailed Project Plans

The Craftsman Rose Garden restoration follows the Secretary of the Interior's Standards for Rehabilitation, ensuring that all work preserves the historic character that earned the property its landmark designation.

The building's adaptive reuse honors its historic journey while creating contemporary value. The property has successfully evolved from single-family residence to art studio to its current configuration—demonstrating that preservation and progress can coexist.

The restoration aligns with the Central Neighborhood Plan's focus on business retention and preserving historical resources along Central and First Avenues. By activating the property with Karma Kitchen & Bakery and event spaces, we hope that the project will contribute to the ongoing revitalization of the Grand Central District. Preservation is inherently sustainable—retaining embodied energy, reducing waste, and maintaining neighborhood character for future generations.

Working closely with the City of St. Petersburg's Historic Preservation Commission and the Historic Kenwood Neighborhood Association, every restoration decision balances authenticity with practical modern needs. Our plans follow these preservation principles:

- Retain and preserve original materials and features
- Document historic conditions before intervention
- Use reversible treatments when possible
- Respect original design and construction methods
- Ensure new work is compatible but distinguishable
- Maintain historic spatial relationships

Our work will be complete in four phases - the restoration of the craftsman house, the carriage house revival, kitchen building expansion and the courtyard renovation.

Craftsman House Restoration. 2,027 SF

Complete exterior restoration preserving original materials and features:

- Clapboard siding repair and restoration

- Window restoration with original sash patterns
- Decorative canoe bracket preservation
- Flared gable roof repair
- Period-appropriate exterior paint colors
- New gutters matching historic profiles
- Foundation stabilization
- Porch column and beam restoration

Interior Preservation: Heart pine flooring restoration, plaster wall preservation, wooden beam retention, decorative brass lighting fixtures, built-in cabinetry preservation, historic fireplace restoration.

Carriage House Revival. 456 SF

Transform the historic carriage house while maintaining period design:

- Structural stabilization and foundation work
- Addition of accessible modern bathrooms
- Period-appropriate window and door restoration
- Open rafter system preservation
- Compatible new finishes matching main house

Kitchen Building Expansion. 588 SF

Thoughtful expansion for Karma Kitchen & Bakery:

- 10' x 20' expansion compatible with historic character
- Commercial kitchen infrastructure
- Modern systems within historic context
- Code compliance while preserving aesthetics
- Tenant improvement coordination

The Courtyard Renovation. 4,000 SF

The courtyard represents the heart of the Craftsman Rose Garden project—a gathering space that connects all buildings and creates an intimate outdoor environment for community events and daily enjoyment.

Design Elements include:

- Historic rose garden plantings
- Period-appropriate hardscape materials
- Ambient lighting for evening events
- Flexible seating arrangements
- Climate-responsive shade structures
- Sustainable water management (Well)

Anticipated timeline:

February 2026	Start demolition
February 2026	Order flexible seating arrangements
March 2026	Karma Kitchen and Bakery to sign a lease
March 2026	Remove courtyard vegetation
April 2026	Repair exterior walls and begin painting
May 2026	Building permit approval for required improvements
May 2026	Construction start
June 2026	Historic rose garden plantings
June 2026	Building and courtyard improvements completed
July 2026	Opening

About the Finances

The total acquisition cost of the Property was $1,102,689.31, including closing costs. The entire project is expected to cost $1,950,000. We have a seller-financed, first mortgage of $950,000 in place, with interest of 5% per year for 15 years with a 6-year balloon payment due. Another $1,000,000 is required to complete the project. $200,000 has been invested by Class B Members (the Manager, Robert B. Roberts and Joephine B Barber) for a 20% ownership stake. We will be raising $800,000 through this Offering for the remaining 80% ownership interests.

The total renovation and development cost is estimated at $754,194, with a contingency of $93,167, for a total of $847,361. The Company has included a $70,000 development fee. In the event that the development costs exceed $847,361, the Manager will cover all additional costs. Each team member has over 45 years of experience and is confident they will bring the project to completion on budget. Any funds left over after completion will remain in the account for contingencies until the Manager decides the funds are no longer needed, at which point they will be distributed pro-rata to all Investor Members. The tenant for all three buildings is Karma Kitchen & Bakery. They pay a base rent of $45 per square foot and also cover the normal costs of owning and operating the buildings, such as property taxes, insurance, and maintenance. In addition, they pay 7% on any sales over gross annual sales of $1,974,214.29 to the property owner. The property will be managed by the R B Roberts Solutions for 10% of gross revenue. The tenant pays all management fees. The large courtyard of approximately 4,000 s.f., will also be managed and promoted by R B Roberts Solutions. R B Roberts Solutions has experience in promoting events. The courtyard will be a venue for art and music events, weddings, and other celebrations. The Airbnb unit has been operating for over seven years and will net approximately $24,000/year. It will be managed by a third party, Jeffrey Schorr, who has been the owner-operator for the last 7 years.

See Exhibit A for a detailed breakdown of development costs and cash flow projections.

About the Change

SMALL CHANGE INDEX™







PEOPLE		PROJECT		PLACE	
Minority-owned		Business incubator	✓	In an urban metro area	✓
Woman-owned	✓	Renovation	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team		Reduced parking	✓	Walkable	✓
Community benefits agreement		Minimal site impact	✓	Access to public transit	
Community equity participation	✓	Energy Star compliant	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources	✓	Fresh food easily accessible	✓

About the Developer and Past Projects

Robert B Roberts, Jr., the Manager of the Company and the developer, has a long history in commercial real estate and Historic Preservation. In 1977, Robert started as a commercial leasing agent for Amterre Management Inc. of Philadelphia, PA, with responsibility for leasing 13 properties in Florida, including St. Petersburg's Crossroads Shopping Center and Floriland Mall in Tampa.

Robert acquired his real estate license and left Amterre after one year to work with Fred Berger a prominent St. Pete Beach Realtor® and focused on new commercial property acquisition, development and leasing of strip centers and shopping centers. During this time, Roberts earned his Florida Real Estate Brokers License: BKL188769 on July 24, 1979, and his Florida Mortgage Broker License.

Robert, a graduate of St. Petersburg's Lakewood High School (1969), served in the Navy, Graduate Naval Submarine School – June 5th, 1970, earned his Associates In Arts degree in Accounting, July 13, 1974 from St. Petersburg Junior College now SPC St. Petersburg College and became a Teacher of Transcendental Meditation – Maharishi Mahesh Yogi, Vittel, France March 1974, and taught Transcendental Meditation until 1977. He is still a meditator and active in the meditation community.

In 1979, Robert went out on his own as The R. B. Roberts Company, with Amterre as his first commercial client, opened his office in Crossroads Shopping Center, where he brought in Athenian Gardens, Burdines Department Store, and other national and local tenants.

Robert continued his education:

- General Securities Representative Exam Series 7 License 1980
- Series 39 - Direct Participation Programs Principal License 1981
- Certified Commercial Investment Member (CCIM) Courses 1-5 1982
- Graduate Leadership St. Petersburg 1983

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As a St. Petersburg native, Robert wanted to do something to help the ailing downtown St. Petersburg (DTSP), which had been going downhill for over 30 years, with no significant real estate investment. The Historic Snell Arcade on Central Avenue was Robert's first target, then called the Rutland Building, owned by banker Hubert Rutland. Robert contracted to purchase the building from Mr. Rutland for $1,000,000 and brought John Galbraith of Securities Fund Management, Inc the underwriter for Templeton World Fund, into the project as the owner/tenant then oversaw the Historic Restoration and was awarded the Preservation Honor Award from the National Trust for Historic Preservation shared with Architect Charles S. Canerday, AIA, on May 6th, 1983. The Snell Arcade was recognized as the beginning of downtown St. Petersburg's rebirth.

Robert began acquiring and consolidating property throughout downtown and served as the lead developer for Jannus Landing on Central Avenue N, between 3rd Street and 2nd Street (now Jannus Live), receiving the Silver Spike Award. He then purchased the old 40,000 SF Kress Building on 5th and Central, leasing it to the City of St. Petersburg for their municipal headquarters. He purchased and restored The Alexander Hotel - the former hotel into office and retail and placed the building on the register for the National Trust for Historic Preservation, and assembled, acquired, and sold many other properties in and around DTSP.

This, the latest development, The Craftsman Rose Garden, is a 10,000 SF property with three buildings, two of which are historic and were built in 1918. The project is unique in that Robert has assembled a team of professionals who were with him from the beginning of his career. The Architect Lee Harvard worked with Architect Charles S. Canerday, AIA (deceased) and the Contractor Steve Fernald of SDF Contracting, LLC, both worked on the Jannus Landing (Jannus Live), the Historic Snell Arcade, the Historic Kress Building, and the Historic Alexander Hotel.[10][11][12][13][14] Tommy Todd of Tommy Todd Landscape and Design, formed in 1982, is one of the largest landscape and hardscape design and installation companies in Pinellas County.[15] Tommy and Robert have been good friends since 7th grade, and they are excited to be working together. The courtyard is arguably the most important part of this development.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for the acquisition and renovation of an historic property and gardens located at 2955 Central Avenue N, St. Petersburg, FL 33713.

We are trying to raise a maximum of $800,000, but we will move forward with the Project and use investor funds if we are able to raise at least $200,000 (the "Target Amount"). If we have not raised at

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[10] https://jannuslive.com/

[11] https://www.leeharvard.com/

[12] https://www.tourstp.com/blog/the-snell-arcade

[13] https://theclio.com/entry/25926

[14] https://theclio.com/entry/174105

[15] https://tommytoddlandscape.com/

least the Target Amount by 11:59 PM EST on July 31, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000 but not $1,136). An investor may cancel his or her commitment up until 11:59 PM EST on July 29, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a mathematical calculation (Exhibit H) based on our current assumptions about the Project's completion and operations. We estimate that net cash flow for the Project will grow from approximately $109,469 in the first full year of operations to $116,812 in third year, with a capital event expected in year four. Cash flow and profits from liquidation are expected to net a total of $1,777,667.

Total cashflow and profits anticipated over approximately five (5) years, including the capital event are expected to net around $2,141,189. Our calculation shows that a $5,000 investment might return $10,585 over that period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, for additional detail on how distributions will be made.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
● Include both full-time and part-time employees.
● Include employees of the Manager.
● Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $200,000. If we have not raised at least the target amount by 11:59 PM EST on July 31, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $800,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No	
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$800,000	
If Yes, how will the Company deal with the oversubscriptions?	_____	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.
	___X___	We will accept subscriptions on a first-come, first-served basis.
	_____	Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $200,000:

Use of Money	How Much (approximately)
Cost of Construction	$191,000
SC Success Fee	$9,000
TOTAL	**$200,000**

If we raise the maximum goal of $800,000:

Use of Money	How Much (approximately)
Soft Costs of the Offering (*e.g.*, legal and accounting fees)	$27,086
Cost of Construction	$721,914
SC Success Fee	$51,000
TOTAL	**$800,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on July 29, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $1 for each Class A Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated February 28, 2026, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a) 80% to the Class A Members, pro rata, in proportion to each Class A Member's ownership of Class A Shares, as applicable; and

(b) 20% to the Class B Members, pro rata, in proportion to each Class B Member's ownership of Class B Shares, as applicable

The percentages set forth above are based upon the assumption that the Class A Shares will equal 80% of the total equity invested in the Company, or 800,000 (800,000 Shares, and Class B Shares will equal the remaining 20%. To the extent the ratio of Class A Shares to Class B Shares does not match this ratio, the Manager shall adjust the percentages distributed to each set of Members accordingly to match the ratio of Class A Shares to Class B Shares. As of now, the Company has only two classes of securities: Class A Shares and Class B Shares.

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For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

No Right to Transfer

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent.
- If you want to sell your Class A Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

  As a result, you should plan to hold your Class A Shares until the Company is dissolved.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Manager and its affiliates) will own all the Class A Shares, all the Class B Shares will be owned by Robert B Roberts, Jr, the Manager. and Josephine B Barber.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager and Josephine B. Barber, who will own all the Class B Shares, have total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Robert B. Roberts, who is the Manager, and Josephine B. Barber own all of the interests in the Class B shares. Together, they effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

● The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
● The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
● The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
● The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
● The Manager decides on renting the project, including the terms of any lease.
● The Manager decides how much of its own time to invest in the project.
● The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $10,000; plus

A success fee equal to 7%, less a $5,000 administrative credit. Provided, however, that in the event Issuer provides a list of certain identified investors in writing to NSSC Funding Portal prior to the filing of a Form C with the Securities and Exchange Commission, and an investor identified on such list ultimately invests in the offering an amount in excess of twenty-five thousand dollars ($25,000) the applicable Success Fee resulting from such investment amount shall be automatically reduced from seven percent (7%) to five percent (5%) without any further action whatsoever being required by the parties. In addition, if the Manager invests in the offering, the applicable Success Fee resulting from such investment amount shall be automatically reduced from seven percent (7%) to one percent (1%) without any further action whatsoever being required by the parties.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Jeffrey Schorr	$950,000	5%	May 2032	

Explanation for Investors.

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:

- Anyone listed in your answer to question 227.201(b); or
- Anyone listed in your answer to question 227.201(c); or
- If the Company was organized within the last three years, any promotor you've used; or
- Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	$5,000/mth upon construction permit approval	Robert B Roberts Jr	Manager	$70,000
Property management & marketing fee	Monthly	RBR Solutions	Owned by the Manager	10% of gross revenue

§227.201(s) – The Company's Financial Condition

Liquidity

Craftsman Rose Garden LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on December 17, 2025. The Company's principal place of business is located in St. Petersburg, Florida.

The Company was organized to acquire, restore, and operate a historic property located at 2955 Central Avenue N, St. Petersburg, Florida 33713 (the "Property"). The Property consists of three buildings, two of which are historic and were built in 1918. The Company intends to generate revenue primarily from leasing commercial space to Karma Kitchen & Bakery, operating an Airbnb unit on the second floor, and renting the Craftsman Rose Garden courtyard for events such as weddings, art shows, and music performances. The Company's customer base is expected to include local residents, regional visitors, and international tourists.

On January 5, 2026, the Company acquired the Property. A portion of the purchase price was financed through a seller-financed mortgage in the original principal amount of $950,000. The mortgage bears interest at 5% per annum and requires monthly principal and interest payments. The loan includes a balloon payment provision requiring the remaining outstanding principal balance of $657,039 to be paid at the end of 72 months from the inception date (maturity date of May 5, 2032). The mortgage is secured by the related property acquired in the transaction.

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial

institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Other than the concentration in cash and cash equivalents, management has not identified additional significant risks or concentrations at this time and does not anticipate any material exposure.

The Company plans to conduct a crowdfunding offering under Regulation CF in 2026 to raise additional operating and development capital. If the Company cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will likely find another investor.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G.

Company Instructions

If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://craftsmanrosegarden.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors.

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has not additional information to provide.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: PROJECT BUDGET

USE OF PROCEEDS - Craftsman Rose Garden LLC

SDF Contracting, LLC - Exterior Costs

Project Manager	$5,382.00	?
Superintendent	$24,837.00	?
Fuel	$794.00	
Truck	$794.00	
General Building Permit - Allowance	$5,786.00	?
Temporary Utilities	$450.00	
Dumpsters	$2,778.00	
Demolition	$10,000.00	
Concrete Foundation & Columns	$15,408.00	
Stairs - Side of Main Building & Back of Main Building	$23,000.00	
Exterior siding repair / windowsill, stairs	$5,264.00	
Remove and rebuild framing around grease trap	$4,751.00	
Repair existing doors & casing allowance	$1,062.00	
Exterior Painting	$43,960.00	
Electrical	$5,290.00	
New Gutters	$5,941.00	
Total Estimate - Exterior Costs	**$155,497.00**	

CRAFTSMAN ROSE GARDEN - Development Costs

Acquision	$1,102,639.28		
Development	$847,361		
Total	**$1,950,000**		
Owner Contingency + Construction Carrying Cost			$93,167
Development Fees/Contingency: R B Roberts Solutions			$70,000
Tenant Improvement Allowance			$80,000
Courtyard Development Costs			$100,000
Restoration of Craftsman 2,027 SF (**Exterior**)	$76.71	Per SF	$155,497
Lot 9 Building expansion (10 x 20) = 21 x28 = 588SF	$209.18	Per SF	$123,000
Carrige House Baths and Restor12 x 38 = 456 SF	$252.19	Per SF	$115,000
Survey, A&E, permits and other fees.	**(See Reimbursements)**		$14,697
Lee Havard Architect			$10,000
Dan Fick Inspections CM			$15,000
Small Change $10,000 + 7% -$5,000			$61,000
Legal and Accounting			$10,000
Total Development Costs			**$754,194**
Total Project Costs + Contingency			**$847,361**
Project Costs		$736,664	**$847,361**

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS B SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS B SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks:

On December 1st, 1994, the property now owned by Craftsman Rose Garden LLC was designated as the Rose Garden House, a local landmark and landmark site. This designation requires approval of almost any modification to the exterior of the buildings, demolition, new construction, and subdividing or partial sale of the 10,000 SF property. The issuer is working closely with the city planning and preservation department on all aspects of the restoration and will follow their recommendations to minimize any risks associated with the development.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

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- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects
- Regulatory changes
- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Class A Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the

Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE

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RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class A Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class A Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Class A Shares, and these conditions might not be acceptable to you.

- If you want to sell your Class A Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class A Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in St. Petersburg, Florida, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT

CRAFTSMAN ROSE GARDEN LLC

This is an Investment Agreement, entered into on _____ by and between CRAFTSMAN ROSE GARDEN LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "CRAFTSMAN ROSE GARDEN LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

   2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company limited liability company interests designated as _____ [Number of Shares] "Class A Shares" for _____ [Purchase Price] (the "Shares").

   2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

   6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay for any damages, including attorneys' fees incurred in defending against any claims.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if any of the principals of the Company have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank

Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities and non-governmental financial regulatory organizations if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such entities pursuant to applicable laws, regulations, or policies.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. If any person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document, you understand that such statements are not to be relied upon.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in St. Petersburg, Florida, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION OR LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at _____. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES.

This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: CRAFTSMAN ROSE GARDEN, LLC

By: _____

   Robert B Roberts Jr, Manager

EXHIBIT D: LIMITED LIABILITY COMPANY AGREEMENT
CRAFTSMAN ROSE GARDEN LLC

This is an Agreement, entered into and effective on __Feb 28, 2026____, by and among Craftsman Rose Garden LLC, a Delaware limited liability company (the "Company"), Robert B Roberts Jr (the "Manager"), the owners of Class B Shares (the "Class B Members") and the persons who purchase Class A Shares following the date of this Agreement (the "Class A Members") any of which may include the Manager and its affiliates. The Class A Members and the Class B Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

    1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2. **Name**. The name of the Company shall be "Craftsman Rose Garden LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

    1.3. **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell the Property located at 2955 Central Avenue N., St. Petersburg, Florida 33713 (the "Property"), as described more fully in the Form C of the Company available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

1.5.   **Provisions for Lender**. The provisions of <u>Exhibit A</u> captioned "SPE Provisions" are hereby incorporated into this Agreement as if set forth in their entirety in this section 1.5.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Class A and Class B Members shall be required to contribute capital to the Company. The Manager shall not be required to contribute to the Company unless, and to the extent that, such party chooses to become a Class A or Class B Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "<u>Capital Contributions</u>."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("<u>Member Loans</u>") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

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2.4.3.　No Member shall be required to make any loans to the Company;

2.4.4.　Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.　No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.　Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.　No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.　**No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.　**ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.　**Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by one million shares (1,000,000) "Shares," of which eight hundred thousand (800,000) shall be denominated as "Class A Shares" and two hundred thousand (200,000) as "Class B . All of the Class A Shares shall be owned by the Class A Members and all of the Class B Shares are owned by Robert B Roberts, Jr. and Josie B Barber. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.　**Preemptive Rights**.

3.2.1.　**In General**. Before issuing New Shares, the Manager shall notify each Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Members), how the proceeds from the sale of New Shares will be used. Each Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Member wishes to purchase, if any. If a Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Member shall be deemed to have declined to purchase any New Shares.

3.2.2.　**Allotment**. If Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Member shall purchase the number of New Shares such Member specified in

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his, her, or its response, and the remaining New Shares may be sold to third parties. If Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Members.

3.2.3. **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in this section 3.2 to Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3. **Purchase of New Shares by Manager and Affiliates**. Neither the Manager nor its affiliates may purchase New Shares before using good faith efforts to sell such New Shares to unrelated third parties.

3.4. **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.5. **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.6. **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.7. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "<u>Capital Transaction</u>" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2.   "<u>Net Capital Proceeds</u>" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3.   "<u>Operating Cash Flow</u>" means cash flow from the ordinary rental operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4.   "<u>Preferred Return</u>" is intentionally left blank.

4.1.5.   "<u>Reserve Accounts</u>" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.6.   "<u>Unreturned Investment</u>" means, with respect to any Member, the amount of such Member's Capital Contribution reduced by the aggregate amount of any distributions such Member has received pursuant to section 4.2.2(d).

4.2.   **Distributions**.

4.2.1.   **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a)   80% to the Class A Members, pro rata, in proportion to each Class A Member's ownership of Class A Shares, as applicable; and

(b)   20% to the Class B Members, pro rata, in proportion to each Class B Member's ownership of Class B Shares, as applicable

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The percentages set forth above are based upon the assumption that the Class A Shares will equal 80% of the total equity invested in the Company, or 800,000 (800,000 Shares, and Class B Shares will equal the remaining 20%. To the extent the ratio of Class A Shares to Class B Shares does not match this ratio, the Manager shall adjust the percentages distributed to each set of Members accordingly to match the ratio of Class A Shares to Class B Shares. As of now, the Company has only two classes of securities: Class A Shares and Class B Shares.

4.2.2.　**Distributions Among Investor Members**. Any distributions made to Class A Members and Class B Members as a group pursuant to section 4.1.1 shall be made among such Class A Members and Class B Members in accordance with their respective Percentage Interests.

4.2.3.　**Definitions**. The following definitions shall apply for purposes of this section 4.2:

(a)　"Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)　"Investor Member" means a Class A Member or Class B Member that has made a Capital Contribution.

(c)　"Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.2.1(a).

4.2.4.　**Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.2. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.2, then subsequent distributions shall be adjusted accordingly.

4.2.5.　**Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.6. **Reinvestments**. Notwithstanding section 4.1.2 and section 4.1.3, the terms "Net Capital Proceeds" and "Operating Cash Flow" does not include any amounts the Manager elects to reinvest in the Property.

4.2.7. **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding sections 4.2.1 and 4.2.2.

4.2.8. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.9. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3. **Allocations of Profits and Losses**.

4.3.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be

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allocated to the Member(s) making such loan.

4.3.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Robert B Roberts Jr as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Mr. Roberts is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Shares from time to time; (ii) issue Shares to any person for such consideration as the Manager may determine in its sole discretion, and admit such persons to the Company as Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Property Management Fee**. As compensation for managing all marketing, leasing and maintenance activities, R B Roberts Solutions, owned by the Manager, shall be entitled to a monthly fee equal to 10% of gross revenue.

5.6.2.   **Developer Fee**. As compensation for managing all development activities, the Manager, Robert B. Roberts, shall be entitled to a one-time fee equal to Seventy thousand Dollars ($70,000), to be paid $5,000 on construction permitting and $5,000 per month thereafter with the balance on the issuance of the certificate of occupancy.

5.6.3.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6.   ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment

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of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on

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behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and

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expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Members or any information regarding the Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

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(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not

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treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Members**.

8.1.1.   **In General**. A Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares (the "Transferred Shares"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member

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and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall

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execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such an event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Shares, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member shall grant to the Manager a power of attorney to act on behalf of such Member in connection with such sale or other disposition; and (iv) each Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6. **Mandatory Redemptions**.

8.6.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the

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Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3. **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7. **Fair Market Value of Assets**.

8.7.1. **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.7.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.7.3. **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to

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section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.8.   **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers Class A Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and

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limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A Member of all or any portion of his, her or its Class A Shares except that, where the assignee of the Class A Shares owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to

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have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.4, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Members (for example, to increase the Preferred Return of one or more Members), without the consent of any other Member, provided that any such increase does not decrease the distributions to any other Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If aClass A Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of A Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**.   EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CRAFTSMAN ROSE GARDEN LLC

By _Robert B Roberts Jr_
box SIGN   4P8JZK9W-4K6KVY63
Robert B. Roberts, Jr, Manager

EXHIBIT A
SPE PROVISIONS

COLLATERAL FOR THE PAYMENT HEREOF OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG SUCH PERSONS OR ENTITIES, OR ANY OF THEM. NEITHER BORROWER, GUARANTOR NOR LENDER NOR ANY SUCH PERSON OR ENTITY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. BORROWER AND GUARANTOR ACKNOWLEDGE THAT THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED AND ARE UNDERSTOOD BY BORROWER, AND GUARANTOR, AND THAT BORROWER AND GUARANTOR BARGAINED AT ARM'S LENGTH AND IN GOOD FAITH AND WITHOUT COERCION OR DURESS.

IN WITNESS WHEREOF, Borrower and Grantor have duly executed this Assignment of Rents and Leases effective as of the day and year first above written.

Craftsman Rose Garden LLC, a Delaware limited liability company LLC, By:

WITNESSES:

Robert B. Roberts, Jr., Manager/Member

STATE OF FLORIDA)
COUNTY OF PINELLAS)

The foregoing instrument was acknowledged before me by means of [✓] physical presence or [ ] online notarization, this 5th day of January 5, 2026, by Robert B. Roberts, Jr., in his capacity as Manager/Member of Craftsman Rose Garden LLC, a Delaware limited liability who is [ ] are personally known to me or [✓] produced a valid driver's license as identification. FL

KENT RUNNELLS NOTARY PUBLIC MY COMMISSION EXPIRES 6-5-2027 STATE OF FLORIDA COMMISSION NUMBER HH 358856

Signature of Notary Public

Notary's Printed Name
My Commission Expires:

EXHIBIT "A"

Lots 9 and 10, Block 20, HALL'S CENTRAL AVENUE SUBDIVISION 2, according to the Plat thereof, as recorded in Plat Book 3, Page 39, Public Records of Pinellas County, Florida.

This instrument prepared by:
Kent B. Runnells, P.A.

BROWN, HUFF & ZOHAR, LLLP
6547 Gunn Hwy
Tampa, FL 33625

ASSIGNMENT OF RENTS AND LEASES

THIS ASSIGNMENT OF RENTS AND LEASES (this "Assignment"), is made as of the __5th__ day of January, 2026, by and between **CRAFTSMAN ROSE GARDEN LLC, A DELAWARE, a limited liability company**, ("Borrower") having an address of 7552 Hollyridge Dr. New Port Richey, FL 34653 and **Jeffrey M. Schorr** ("Lender"), having an address of 2945 Central Ave., St. Petersburg, FL 33713.

W I T N E S S E T H:

WHEREAS, Borrower has executed a Promissory Note (the "Promissory Note"), in the principal amount of $950,000.00 (the "Loan"), which Loan is evidenced by the Promissory Note, secured by a Mortgage (the "Mortgage") and related loan documents between Borrower and Lender, which Mortgage encumbers certain real property located in Pinellas County, Florida, as more particularly described on **Exhibit "A"** attached hereto and made a part hereof (the "Land").

NOW, THEREFORE, for value received and as additional security for the repayment of the indebtedness evidenced by the Note, the parties hereto hereby agree as follows:

1.   Borrower hereby assigns, transfers and sets over to Lender all of its right, title and interest in and to the following instruments, documents and things:

a.   all written and oral leases, and other occupancy agreements (whether now existing or hereafter made, executed and/or delivered), rents and profits relating to or arising out of the Land or any improvements now or hereafter situated thereon, which leases, rents and profits are hereinafter collectively referred to as "Rents";

b.   all contracts and subcontracts for the design, supervision, construction, maintenance and operation of improvements on the Land, whether heretofore or hereafter executed and delivered, which contracts and subcontracts are hereinafter referred to as the "Contracts";

c.   all surveys, architectural plans and specifications, and shop drawings whether now or hereafter prepared, relating to any improvements constructed or to be constructed on the Land, which documents are hereinafter referred to as the "Drawings";

COLLATERAL FOR THE PAYMENT HEREOF OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG SUCH PERSONS OR ENTITIES, OR ANY OF THEM. NEITHER BORROWER, GUARANTOR NOR LENDER NOR ANY SUCH PERSON OR ENTITY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. BORROWER AND GUARANTOR ACKNOWLEDGE THAT THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED AND ARE UNDERSTOOD BY BORROWER, AND GUARANTOR, AND THAT BORROWER AND GUARANTOR BARGAINED AT ARM'S LENGTH AND IN GOOD FAITH AND WITHOUT COERCION OR DURESS.

IN WITNESS WHEREOF, Borrower and Grantor have duly executed this Assignment of Rents and Leases effective as of the day and year first above written.

Craftsman Rose Garden LLC, a Delaware limited liability company LLC, By:

WITNESSES:

____
Robert B. Roberts, Jr., Manager/Member

STATE OF FLORIDA)
COUNTY OF PINELLAS)

The foregoing instrument was acknowledged before me by means of [✓] physical presence or [_] online notarization, this 5th day of January 5, 2026, by Robert B. Roberts, Jr., in his capacity as Manager/Member of Craftsman Rose Garden LLC, a Delaware limited liability who is [_] are personally known to me or [✓] produced a valid driver's license as identification. FL

KENT RUNNELLS
NOTARY PUBLIC
MY COMMISSION EXPIRES 6-5-2027
STATE OF FLORIDA
COMMISSION NUMBER HH 358856

____
Signature of Notary Public

____
Notary's Printed Name
My Commission Expires:

PREPARED BY & RETURN TO:
KENT RUNNELLS, P.A.
BROWN, HUFF & ZOHAR, LLLP
6547 Gunn Hwy
Tampa, FL 33625

BALLOON MORTGAGE

THIS IS A BALLOON MORTGAGE AND THE FINAL PRINCIPAL PAYMENT OR THE PRINCIPAL BALANCE DUE UPON MATURITY IS $657,059.35, TOGETHER WITH ACCRUED INTEREST, IF ANY, AND ALL ADVANCEMENTS MADE BY THE MORTGAGEE UNDER THE TERMS OF THIS MORTGAGE. THE OBLIGATION HEREBY SECURED IS EVIDENCED BY A SEPARATE PROMISSORY NOTE. THE PRINCIPAL BALANCE DUE UPON MATURITY OF SAID NOTE IS $657,059.35.

THIS BALLOON MORTGAGE DEED is granted as of the 5th day of January, 2026, by **Craftsman Rose Garden LLC, a Delaware limited liability company,** (hereinafter referred to as the "Mortgagor"), to **Jeffrey M. Schorr** (hereinafter referred to in the singular as the "Mortgagee") to secure a promissory note and other covenants (the "Note") from the Mortgagor to the Mortgagee.

Mortgagor hereby grants and conveys to the Mortgagee the premises and real property described as follows:

See Attached Exhibit "A"

Parcel No.: 23-31-16-35118-020-0090

TOGETHER with all rights, privileges, easements, improvements, buildings and appurtenances whatsoever thereunto belonging, or in any wise appertaining, and all the estate and rights of the Mortgagor in and to said premises with the reversions, remainders, rents, issues and profits, products, and crops arising from said premises, and all of the furniture, fixtures, equipment, appliances, mechanical apparatuses, chattels, and other tangible personal property of every nature whatsoever. ALL of which property hereinabove described or mentioned being hereinafter collectively called the "Mortgaged Property."

TO HAVE AND TO HOLD the Mortgaged Property unto Mortgagee, its heirs, successors and assigns forever, in fee.

Mortgagor covenants that Mortgagor is lawfully seized of the estate hereby conveyed and has the right to mortgage, grant and convey the Mortgaged Property, and that the Mortgaged Property is unencumbered, except for encumbrances of record. Mortgagor warrants and will defend generally the title to the Mortgaged Property against all claims and demands, subject to any encumbrances of record.

PROVIDED ALWAYS, that if Mortgagor shall pay to Mortgagee the Note at the times and in the manner stipulated therein, and perform the covenants set forth in all other instruments securing the Note, including renewals, extensions or modifications thereof, and in this Mortgage and in all other instruments securing the Note, to be kept, performed or observed by Mortgagor, then this Mortgage shall cease and be void, but shall otherwise remain in full force and effect.

1.   Obligation Secured. This Mortgage and the rights in the Mortgaged Property hereby granted shall secure the Mortgagor's obligation to pay or perform a certain Promissory Note dated of even date herewith (the "Note"), and any renewal, extension or modification thereof, the terms and conditions of which are incorporated herein by reference, in the original principal sum of **NINE HUNDRED FIFTY THOUSAND and No/100 DOLLARS ($950,000.00)**, together with interest at the rate specified therein, and any additional advances, renewals, extensions and modifications thereof. **The maturity date of the Note is May 5, 2032.**

2.   Mortgagor's Covenants. Until the entire indebtedness of the Note and all other sums secured by this Mortgage are paid in full, Mortgagor covenants and agrees with Mortgagee as follows:

(a)   To pay when due the principal of and interest on the Note together with all other sums now or hereafter due under the terms of the Note or this Mortgage;

(b)   To pay all taxes, assessments, and all other charges or claims which may be assessed or levied upon the Mortgaged Property at any time, by any lawful authority, including but not being limited to condominium and/or homeowner association fees, dues, assessments and charges of every nature whatsoever, which if unpaid may become a lien;

(c)   To pay all costs, expenses and reasonable attorney's fees incurred in the collection of the obligations secured by this Mortgage or in the protection, perfection or enforcement of the Mortgagee's rights hereunder, whether such costs are incurred at trial, on appeal, in arbitration, probate or bankruptcy court, or otherwise, and whether or not formal legal action be instituted;

(d)   To notify Mortgagee promptly upon receipt of any notice of commencement of proceeding for the condemnation of the Mortgaged Property or any part thereof;

(e)   To execute and deliver to the Mortgagee upon request such documents and statements as the Mortgagee may require to perfect, protect or extend the lien or priority of this Mortgage on the Mortgaged Property and to pay all costs of recording or filing such documents in such public offices as the Mortgagee may require;

(f)   If any lien for labor or material or otherwise shall be filed against the Premises, the same shall be satisfied or transferred to a bond within thirty (30) days of the date such lien was filed;

(g)   Not to commit, or permit to be committed, any waste on the Mortgaged Property, which term shall include the removal, demolition or material alteration of any building or other improvements, or the removal of any grove stock, now or hereafter existing on the Mortgaged Property, without the prior written consent of Mortgagee.

(h)   Mortgagor acknowledges that it has accepted the real property that is subject to the terms of the Mortgage in its AS IS condition, with all faults, and agrees not to raise the condition of the Property as a defense in any action to enforce this Mortgage or any of the other documents evidencing this loan.

3.   Insurance. Mortgagor shall keep the Mortgaged Property and the improvements now existing or hereafter erected on the Mortgaged Property insured as may be required from time to time by Mortgagee against loss by fire, other hazards and contingencies in such amount and for such periods as may be required by Mortgagee. All insurance shall be carried with companies approved by Mortgagee and the policy and renewals thereof shall be held by Mortgagee and have attached thereto loss payable clauses in favor of and in form acceptable to Mortgagee. In the event of loss, Mortgagor shall give immediate notice by mail to Mortgagee and Mortgagee may make proof of loss if not made promptly by Mortgagor. Each insurance company concerned is hereby authorized and directed to make payments for such loss directly to Mortgagee instead of either to Mortgagor or Mortgagor and Mortgagee jointly. Insurance proceeds or any part thereof may be applied by Mortgagee, at its option, after deducting therefrom all its expenses including attorney's fees, either to the reduction of the indebtedness hereby secured or to the restoration or repair of the property damaged. Mortgagee is hereby authorized, at its options, to settle and compromise any claims awards, damages, rights or action and proceeds, and any other payment or relief under any insurance policy. In the event of foreclosure of this Mortgage or other transfer of title to the Mortgaged Property in extinguishment of the indebtedness secured hereby, all right, title, and interest of Mortgagor in and to any insurance policies then in force shall pass to the purchaser or grantee. Mortgagee may, at its option, which option it hereby exercises, require Mortgagor to deposit with Mortgagee on the seventh day of each month, along with the regular Note payment due each month, in addition to making payments of principal and interest, until the Note is fully paid, an amount equal to one-twelfth (1/12) of the estimated yearly premium for all insurance. Such deposits shall not be, nor be deemed to be, trust funds, but may be commingled with the general funds of Mortgagee, and no interest shall be payable in respect thereof. Upon demand by Mortgagee, Mortgagor shall deliver to Mortgagee such additional monies as are necessary to make up any deficiencies in the amounts necessary to enable Mortgagee to pay such premiums when due. In the event of default under any of the terms, covenants and conditions in the Note, this Mortgage or any other instrument securing the Note to be performed or observed by Mortgagor, Mortgagee may apply to the reduction of the sums secured hereby, in such manner as Mortgagee shall determine, any amount under this Paragraph remaining to Mortgagor's credit and any return premium received from cancellation of any insurance policy by Mortgagee upon foreclosure of the Mortgage.

4.   Condemnation. If the Mortgaged Property or any part thereof shall be damaged or taken permanently through condemnation (which term when used herein shall include any damage or taking by any governmental authority or any other authority authorized by the laws of the State

of Florida or the United States of America to so damage or take, and any transfer by private sale in lieu thereof), the entire indebtedness and other sums secured hereby shall, at the option of Mortgagee, become immediately due and payable. Mortgagee shall be entitled to all compensation awards, damages, claims, rights of action and proceeds of, or on account of any damage or taking through condemnation and is hereby authorized, at its options, to commence, appear in and prosecute, in its own or Mortgagor's name, any action or proceeding relating to any condemnation, and to settle or compromise any claim in connection therewith. All such compensation awards, damages, claims, rights of action and proceeds, and any other payments or relief, and the right thereto, are hereby assigned by Mortgagor to Mortgagee and Mortgagee, after deducting therefrom all its expenses including attorney's fees, may release any monies so received by it without affecting the lien of this Mortgage or may apply the same in such manner as Mortgagee shall determine to the reduction of the sums secured hereby and to any prepayment charge provided in the Note, this Mortgage or any other instrument securing the Note. Any balance of such monies then remaining shall be paid to Mortgagor. Mortgagor agrees to execute such further assignments of any compensations, awards, damages, claims, rights of action and proceeds as Mortgagee may require.

5.   Mortgagee's Right to Make Certain Payments. In the event Mortgagor fails to pay or discharge the taxes, assessments, levies, liabilities, obligations and encumbrances, or fails to keep the Mortgaged Property insured or to deliver the policies, premiums paid, or fails to repair the Mortgaged Property as herein agreed, Mortgagee may at its option pay or discharge the taxes, assessments, levies, liabilities, and obligations and encumbrances or any part thereof, to procure and pay for such insurance or to make and pay for such repairs. Mortgagee shall have no obligation on its part to determine the validity or necessity of any payment thereof and any such payment shall not waive or affect any option, lien equity or right of Mortgagee under or by virtue of this Mortgage. The full amount of each and every such payment shall be immediately due and payable and shall bear interest from the date thereof until paid at the Default Rate, as hereinafter defined, and together with such interest, shall be secured by the lien of this Mortgage. Nothing herein contained shall be construed as requiring Mortgagee to advance or expend monies for any of the purposes mentioned in this paragraph.

6.   After Acquired Property. Without the necessity of any further act of Mortgagor or Mortgagee, the lien of, and security interest created by, this Mortgage automatically will extend to and encompass (i) any and all renewals, replacements, substitutions, accessions, proceeds, products, or additions of or to the Mortgaged Property, and (ii) any and all monies and other property that from time to time may, either by delivery to Mortgagee or by any instrument (including this Mortgage), be subjected to such lien and security interest by Mortgagor or by anyone acting on its behalf, or with the consent of Mortgagor, or which otherwise may come into the possession or otherwise be subject to the control of Mortgagee pursuant to this Mortgage, or the Other Loan Documents, or both.

7.   Additional Documents. At all times this Mortgage is in effect, upon Mortgagee's reasonable request, Mortgagor shall make, execute and deliver or cause to be made, executed and delivered to Mortgagee and, where appropriate, shall cause to be recorded or filed and thereafter

to be re-recorded or refiled at such time and in such places as shall be deemed desirable by Mortgagee any and all such further Mortgages, instruments of further assurance, certificates and other documents as Mortgagee may reasonably consider necessary or desirable in order to effectuate, complete, enlarge, perfect, or to continue and preserve the obligations of Mortgagor under the Note and this Mortgage and all other instruments securing the Note, and the lien of this Mortgage as a first and prior lien upon all the Mortgaged Property.

8.   Events of Default. The occurrence of any of the following events shall, at the option of Mortgagee, constitute a default hereunder:

(a)   Failure of Mortgagor to make payment of principal or interest when due in accordance with the terms of the Note within ten (10) days after same is due; provided, however, before foreclosing this Mortgage Mortgagee shall provide written notice of such default to Mortgagor, and Mortgagor shall have fifteen (15) days to cure such default, failing which Mortgagee shall be entitled to all remedies available upon a default as provided in this Mortgage.

(b)   Failure of Mortgagor to observe, perform or comply with any other term, covenant or condition contained in the Note or this Mortgage within thirty (30) days after notice from Mortgagee to Mortgagor and thereafter if Mortgagor is not making a diligent effort to cure or comply. Any notice required or permitted to be sent to Mortgagor shall be deemed given when sent certified by U.S. Mail, to: Robert B. Roberts, Jr., at 7552 Hollyridge Dr., New Port Richey, FL 34653 or at such other address as Mortgagor shall provide Mortgagee, in writing.

(c)   If either Mortgagor or any other obligor, guarantor, or endorser of the Note: (i) files a voluntary petition in bankruptcy, (ii) is adjudicated as bankrupt or insolvent, or (iii) files any petition or answer seeking or acquiescing in any reorganization, management, composition, readjustment, liquidation, dissolution or similar relief for itself under any law relating to bankruptcy, insolvency or other relief for debtors, or (iv) seeks or consents to or acquiesces in the appointment of any trustee, receiver, master or liquidator of itself or of all or any substantial part of the Mortgaged Property or of any or all of the rents, revenues, issues, earnings, profits or income thereof, or (v) makes any general assignment for the benefit of creditors, or (vi) makes any admission in writing of its inability to pay its debts generally as they become due; or (vii) a court of competent jurisdiction enters an order, judgment or decree approving a petition filed against Mortgagor or any guarantor or endorser of the Note, seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state, or other statute, law, or regulation relating to bankruptcy, insolvency or other relief for debtors, which order, judgment or decree remains unvacated and unstayed for an aggregate of sixty (60) days whether or not consecutive from the date of entry thereof; or (viii) any trustee, receiver or liquidator of Mortgagor of all or any substantial part of the Mortgaged Property or of any or all of the rents, revenues, issues, earnings, profits or income thereof, is appointed without the prior written consent of Mortgagee, which appointment shall remain unvacated and unstayed for an aggregate of sixty (60) days whether or not consecutive.

(d)   Any breach of any warranty or material untruth of any representation contained in the Note, this Mortgage or any other instrument securing the Note, or any report or other information provided to Mortgagee by Mortgagor or any other obligor, guarantor, or endorser of the Note;

(e)   Any suit shall be filed against the Mortgagor and such lawsuit is not dismissed within sixty (60) days from the date that it is filed and, if adversely determined, could substantially impair the ability of the Mortgagor to perform each and every one of its obligations under and by virtue of the Loan Documents;

(f)   In any legal proceeding the Mortgagor or any guarantor shall be alleged to be insolvent or unable to pay the Mortgagor's or such guarantor's debts at they become due;

(g)   Any individual Mortgagor, guarantor or any other person primarily or secondarily obligated for the payment of the indebtedness evidenced by the Note shall die, become insolvent or file a voluntary or involuntary petition of bankruptcy;

(h)   The Mortgagor shall fail to pay in full as and when due and payable any installment of principal, interest, late charges or escrow deposits as required by any instrument given to Mortgagee to secure or evidence any indebtedness of Mortgagor to Mortgagee;

(i)   The Mortgagee shall reasonably suspect the occurrence of any one or more of the above said defaults and the Mortgagor, upon the request of the Mortgagee, shall fail to provide evidence reasonably satisfactory to the Mortgagee that such default has not in fact occurred;

(j)   The occurrence of any default under the terms of any mortgage or other security instrument which creates a lien or other security interest on or in the Mortgaged Property.

9.   Acceleration on Maturity. If a default shall have occurred hereunder, then the whole unpaid principal sum of the indebtedness secured hereby with interest accrued thereon shall, at the option of the Mortgagee, become due and payable without notice or demand, time being of the essence of this Mortgage and of the Note secured hereby; and no omission on the part of the Mortgagee to exercise such option when entitled so to do shall be considered as a waiver of such right.

10.   Appointment of a Receiver and Foreclosure.

(a)   If a default shall have occurred hereunder, then the whole debt secured by this Mortgage, with all interest thereon, and all other amounts hereby secured shall, at the option of Mortgagee, become immediately due and payable, and may forthwith or at any time thereafter be collected by suit at law, foreclosure of or other proceeding upon this Mortgage or by any other proper, legal or equitable procedure with declaration of such option and with notice to Mortgagee.

(b)   In any suit to foreclose the lien hereof, there shall be allowed and included as additional indebtedness in the decree for sale all expenditures and expenses which may be paid or incurred by or on behalf of the Mortgagee for attorney fees, appraiser fees, outlays for documentary and expert evidence, stenographer charges, publication costs and costs (which may be estimated as to items to be expended after entry of the decree) of procuring all such abstracts of title, title searches and examinations, title insurance policies, and similar data and assurances with respect to title as Mortgagee may deem to be reasonably necessary either to prosecute such suit or to evidence to bidders at any sale which may be had pursuant to such decree the true condition of the title to or the value of the Premises. All expenditures and expenses of the nature in this paragraph mentioned shall become so much additional debt secured hereby and shall be immediately due and payable with interest thereon at the maximum rate provided by law, when paid or incurred by Mortgagee in connection with (i) any proceeding, including foreclosure, probate and bankruptcy proceedings, to which it shall be a party, either as plaintiff, claimant, or defendant, by reason of this Mortgage, or any indebtedness hereby secured, (ii) preparations for the commencement of any suit for the foreclosure hereof after accrual of such right to foreclose whether or not actually commenced, or (iii) preparations for the defense of any threatened suit or proceeding which might affect the Premises or the security hereof, whether or not actually commenced.

(c) Upon, or at any time after, the filing of a complaint to foreclose this Mortgage, the court in which such complaint is filed may appoint a receiver of the Mortgaged Property. Such appointment may be made either before or after sale, with notice, without regard to the solvency or insolvency of Mortgagor at the time of application for such receiver and without regard to the then value of the Premises. Such receiver shall have power to collect the rents, issues and profits of the Mortgaged Property during the pendency of such foreclosure suit, and in case of a sale and a deficiency, during the full statutory period of redemption, if any, whether there be redemption or not, as well as during any further times when Mortgagor except for the intervention of such receiver, would be entitled to collect such rents, issues and profits, and all other powers which may be necessary or are usual in such cases for the protection, possession, control, management and operation of the Premises during the whole of said period.

(d) If any default shall have occurred and be continuing, the Mortgagor upon demand of the Mortgagee, shall forthwith surrender to Mortgagee the actual possession of the Mortgaged Property and if, and to the extent permitted by law, the Mortgagee may enter and take possession of the Mortgaged Property and may exclude Mortgagor and the Mortgagor's agents and employees wholly therefrom. In the event Mortgagee exercises its right pursuant to this paragraph, Mortgagee shall be deemed to be acting as agent of Mortgagor and not as owner of the Mortgaged Property. Whenever all such defaults have been cured and satisfied, the Mortgagee shall surrender possession of the Mortgaged Property to the Mortgagor, provided that the right to reenter and take possession of the Mortgaged Property shall still exist if any subsequent default shall occur and be continuing.

(e) Mortgagor shall deliver to Mortgagee at any time on its request, all agreements for deed, contracts, Lease Agreements, abstracts, title insurance policies, muniments of title, surveys and other papers relating to the Premises, and in case of foreclosure thereof and failure to redeem, the same shall be delivered to and become the property of the person obtaining a deed to the Premises by reason of such foreclosure.

11. **Mortgagee's Remedies.** Mortgagor agrees to pay, and this Mortgage shall secure payment of, all costs of collection, including a reasonable attorney's fee, in the event of foreclosure proceedings or other remedies taken by Mortgagee to collect and satisfy the Note. Upon an event of default, Mortgagee may proceed by suit or suits at law or in equity or by any other appropriate proceeding or remedy to: (a) enforce payment of the Note or the performance of any term hereof or any other right; (b) foreclose this Mortgage and to sell, as an entirety or in separate lots or parcels, the Mortgaged Property under the judgment or decree of a court or courts of competent jurisdiction; (c) collect all rents, issues, profits, revenue, income and other benefits from the Mortgaged Property; (d) appoint a receiver to enter upon and take possession of the Mortgaged Property and to collect all rents, issues, profits, revenue, income, and other benefits thereof and apply the same as a court may direct; and such receiver shall have all rights and powers permitted under law; and (e) pursue any other remedy available to it, including, but not limited to, taking possession of the Mortgaged Property without notice or hearing to Mortgagor. Mortgagee shall take action either by such proceedings or by the exercise of its power with respect to entry or taking possession, or both, as Mortgagee may determine.

12. **Lien Priority.** The lien priority of this Mortgage shall not be affected by any changes in the Note, including, but not limited to, an increase in the interest rate charged pursuant to the Note. Any parties acquiring an interest in the Premises subsequent to the date this Mortgage is recorded shall acquire such interest in the Premises with notice that Mortgagee may increase the interest rate charged pursuant to the Note or otherwise modify the Note and the Note, as modified, and the Mortgage shall remain superior to the interest of any party in the Premises acquired subsequent to the date this Mortgage is recorded.

13. **No Waiver by Mortgagee.** No delay or omission of Mortgagee or of any holder of the Note to exercise any right, power or remedy accruing upon any event of default shall exhaust or impair any such right, power or remedy or shall be construed to waive any event of default or to constitute acquiescence therein.

14. **Remedies Not Exclusive.** No right, power or remedy conferred upon or reserved to Mortgagee by the Note, this Mortgage or any other instrument securing the Note is exclusive of any other right, power or remedy, but each and every such right, power and remedy shall be cumulative and concurrent and shall be in addition to any other right, power and remedy given hereunder or under the Note or any other instrument securing the Note, now or hereafter existing at law, in equity or by statute.

15. **Successors Bound.** Whenever one of the parties hereto is named or referred to herein, the heirs, representatives, successors and assigns of such party shall be included and all covenants and agreements contained in this Mortgage, by or on behalf of Mortgagor or Mortgagee, shall bind and inure to the benefits of their respective heirs, successors and assigns, whether or not so expressed.

16. **Severability.** In the event that any of the covenants, agreements, terms or provisions contained in the Note, this Mortgage or any other instrument securing the Note shall be invalid, illegal or unenforceable in any respect, the validity of the remaining covenants,

agreements, terms or provisions contained herein and in the Note and any other instrument securing the Note shall be in no way affected, prejudiced or disturbed thereby.

17.   Attorneys' Fees. The term "Attorneys' Fees" used in this Mortgage includes any and all legal fees of whatever nature including, but not limited to, fees resulting from any appeal of any interlocutory order or final judgment or any other appellate proceeding arising out of any litigation.

18.   Future Advances Secured. Intentionally Deleted.

19.   Releasing Security. Mortgagor shall pay the cost of releasing or satisfying this Mortgage of record.

20.   Controlling Law. This Mortgage shall be governed by and construed according to the laws of the State of Florida. Venue in any action brought hereunder shall be in Pinellas County, Florida.

21.   WAIVER OF JURY TRIAL. MORTGAGEE AND MORTGAGOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE MORTGAGEE ENTERING INTO THIS AGREEMENT.

22.   Acceleration on Transfer. It is understood and agreed by Mortgagor that as part of the inducement to Mortgagee to make the Loan evidenced by the Note, Mortgagee has considered and relied on the credit worthiness and reliability of Mortgagor. Mortgagor covenants and agrees not to sell, convey, transfer, lease or further encumber any interest in or any part of the Mortgaged Property without the prior written consent of Mortgagee, and any such sale, conveyance, transfer, lease or encumbrance made without Mortgagee's prior written consent shall be void and shall constitute an event of default under this Mortgage, entitling Mortgagee to immediately accelerate and call due all sums then due hereunder. Mortgagee may withhold such consent in its absolute discretion. If any person or entity should obtain an interest in all or any part of the Mortgaged Property pursuant to the execution or enforcement of any lien, security interest or other right, whether superior, equal or subordinate to this Mortgage or the lien hereof, such event shall be deemed to be a transfer by Mortgagor and an event of default hereunder. Any sale or other transfer of any entity which is or may be a mortgagor or guarantor hereunder shall be deemed a transfer in violation of this provision of this Mortgage entitling Mortgagee to avail itself of all rights provided hereunder, including but not limited to the right to accelerate and call due all sums secured by this Mortgage.

THIS IS A BALLOON MORTGAGE AND THE FINAL PRINCIPAL PAYMENT OR THE PRINCIPAL BALANCE DUE UPON MATURITY IS $$657,059.35, TOGETHER WITH ACCRUED INTEREST, IF ANY, AND ALL ADVANCEMENTS MADE BY THE MORTGAGEE UNDER THE TERMS OF THIS MORTGAGE. THE OBLIGATION HEREBY SECURED IS EVIDENCED BY A SEPARATE PROMISSORY NOTE. THE PRINCIPAL BALANCE DUE UPON MATURITY OF SAID NOTE IS $$657,059.35.

IN WITNESS WHEREOF, the Mortgagor has executed this Mortgage effective the day and year first above written.

WITNESSES:

____

Witness Print Name: JOSIAH CROSS

____

Witness Print Name: Kent Runnells

Craftsman Rose Garden LLC, a Delaware limited liability company LLC, By:

____

Robert B. Roberts, Jr., Manager/Member

STATE OF FLORIDA
COUNTY OF PINELLAS

The foregoing instrument was sworn to and subscribed before me by means of [✓] physical presence or [__] online notarization, this 5th day of January, 2026 by Robert B. Roberts, Jr. Manager/Member of Craftsman Rose Garden LLC, who [✓] is personally known or [__] has produced a driver's license as identification.

[Notary Seal]

KENT RUNNELLS
NOTARY PUBLIC
MY COMMISSION EXPIRES 6-5-2027
STATE OF FLORIDA
COMMISSION NUMBER HH 358856

____
Notary Public, State of Florida
Printed Name:_______________
My Commission Expires:_________

SchorrMortgge

EXHIBIT "A"

Lots 9 and 10, Block 20, HALL'S CENTRAL AVENUE SUBDIVISION 2, according to the Plat thereof, as recorded in Plat Book 3, Page 39, Public Records of Pinellas County, Florida.

THIS IS A BALLOON MORTGAGE AND THE FINAL PRINCIPAL PAYMENT OR THE PRINCIPAL BALANCE DUE UPON MATURITY IS $$657,059.35, TOGETHER WITH ACCRUED INTEREST, IF ANY, AND ALL ADVANCEMENTS MADE BY THE MORTGAGEE UNDER THE TERMS OF THIS MORTGAGE. THE OBLIGATION HEREBY SECURED IS EVIDENCED BY A SEPARATE PROMISSORY NOTE. THE PRINCIPAL BALANCE DUE UPON MATURITY OF SAID NOTE IS $$657,059.35.

IN WITNESS WHEREOF, the Mortgagor has executed this Mortgage effective the day and year first above written.

Craftsman Rose Garden LLC, a Delaware limited liability company LLC, By:

____

Robert B. Roberts, Jr., Manager/Member

WITNESSES:

____

Witness Print Name: JOSIAH GROSS

____

Witness Print Name: Kent Runnells

STATE OF FLORIDA
COUNTY OF PINELLAS

The foregoing instrument was sworn to and subscribed before me by means of [✓] physical presence or [__] online notarization, this 5th day of January, 2026 by Robert B. Roberts, Jr. Manager/Member of Craftsman Rose Garden LLC, who [✓] is personally known or [__] has produced a driver's license as identification.

[Notary Seal]

KENT RUNNELLS
NOTARY PUBLIC
MY COMMISSION EXPIRES 6-5-2027
STATE OF FLORIDA
COMMISSION NUMBER HH 358856

____

Notary Public, State of Florida
Printed Name:__________________
My Commission Expires:_________

ASSIGNMENT OF REAL ESTATE CONTRACT

THIS ASSIGNMENT is made and given this __5th__ day of ~~December~~ Jan, 2025, by and between **Robert B. Roberts, Jr.,** ("Assignor") and **Craftsman Rose Garden LLC, a Delaware limited liability company** ("Assignee"), to assign that contract dated on or about May 28, 2025, as the same may have been amended, by and between Assignor, as purchaser, and Jeffrey M. Schorr, as seller, for the purchase and sale of that property commonly known as 2955 Central Avenue, St. Petersburg, FL 33713 (the "Contract").

RECITALS

WHEREAS, Assignor wishes to assign to Assignee, and Assignee wishes to receive an assignment from Assignor, of all of Assignor's right, title, and interest in, including all earnest deposits, and obligations under, the aforesaid Contract; and

WHEREAS, Assignor desires to delegate to Assignee, and Assignee desires to take and receive such delegation, all of Assignor's obligations under the Contract.

AGREEMENT

NOW, THEREFORE, in consideration of the payment to Assignor of Ten and No/100 Dollars ($10.00), the and above recitals, which are true and correct, and which form adequate consideration for the assignment undertaken herein, Assignor hereby assigns to Assignee, and Assignee hereby accepts from Assignor, the assignment and delegation of all of Assignor's right, title, interest, liabilities, and obligations in and under the Contract hereby assigned, including the Five Thousand Dollar ($5,000.00) earnest deposit and any other deposits or advances provided by Assignor under the Contract.

THIS ASSIGNMENT made effective the day and year aforesaid.

ASSIGNOR:

Robert B Roberts Jr
_____
Robert B. Roberts, Jr.

CRAFTSMAN ROSE GARDEN LLC, ASSIGNEE:

Robert B Roberts Jr
_____
By: Robert B. Roberts, Jr., as its

Manager
_____
(Title)





Department Of the Treasury
Internal Revenue Service
Philadelphia, PA 19255-0023
Important Information - Please Read

IRS Notice CP575B

CRAFTSMAN ROSE GARDEN LLC
ROBERT ROBERT MBR
% ROBERT ROBERT MBR
2955 CENTRAL AVENUE
ST PETERSBURG, FL 33713

December 19, 2025

We assigned you an employer identification number (EIN)

Your EIN is **41-3179534**. The name control associated with this EIN is **CRAF**.

What you need to do

- If you did **not** apply for this EIN, visit IRS.gov/EINNotRequested.
- Use this EIN and your name exactly as they appear above when you fill out your tax returns. Otherwise, it may cause delays. Keep a copy of this notice for your records because we'll only send it to you once. You can share a copy with future officers of your organization or anyone asking for proof of your EIN. If your name or address is incorrect as shown, send the correct information to the address at the top of this notice.
- You must file the following forms by the dates shown.

Form	Due Date
1065	03/15/2026

What you need to know

If you need to pay certain types of taxes, like employment or corporate income taxes, we'll send you a package with instructions. The package will tell you how to pay your taxes online using the Electronic Federal Tax Payment System (EFTPS). We'llll also send you a personal identification number (PIN) separately. Be sure to activate your PIN when you receive it, so you can start using the EFTPS. To learn more about EFTPS, refer to Publication 966, Electronic Choices to Pay All Your Federal Taxes.

If a Limited Liability Company (LLC) elects to be classified as an association taxable as a corporation, the LLC must file Form 8832, Entity Classification Election. If an LLC wants to elect S corporation status and meets certain criteria, the LLC must timely file Form 2553, Election by a Small Business Corporation. In that instance, we'll treat the LLC as a corporation as of the effective date of the S corporation election and the LLC doesn't need to file Form 8832. Visit IRS.gov/LLC and refer to Publication 3402, Taxation of Limited Liability Companies, for more information.

Additional Information

- Refer to Publication 4557, Safeguarding Taxpayer Data: A Guide for Your Business, for tips on keeping your EIN safe.
- Find tax forms or publications by visiting IRS.gov/Forms or by calling 800-TAX-FORM (800-829-3676).
- Call us at 800-829-4933 if you can't find what you need online. If you prefer, you can write to the address at the top of this notice.

Affidavit

[Part III, Ch. 692 F.S. - Conveyances to Foreign Entities - By Entity Buyer]

BEFORE ME, the undersigned authority, duly authorized to take acknowledgments and administer oaths, personally appeared **Robert B. Roberts, Jr.** ("Affiant") who deposes and says under penalties of perjury that:

(When used "Affiant" and "Buyer" include singular or plural as context so requires or admits.)

1. Affiant is the Sole Manager/Member(s) of Craftsman Rose Garden LLC, a Delaware limited liability company, which is hereinafter referred to as "Buyer." All statements in Lines 4 through 5 below are made solely with respect to the Buyer and any holder of a "Controlling Interest" in the Buyer (as defined in s. 287.138(1)(a), F.S.), in each case solely with respect to the re al property identified in Line 2.

2. Buyer is purchasing or acquiring an interest in the following described real property:
   Lots 9 and 10, Block 20, HALL'S CENTRAL AVENUE SUBDIVISION 2, according to the Plat thereof, as recorded in Plat Book 3, Page 39, Public Records of Pinellas County, Florida.

3. Affiant has been given the opportunity to consult with an attorney.

4. Buyer is (initial which is applicable):

     _✓_ Not a Foreign Principal as defined in s. 692.201, F.S., and is in compliance with the requirements set out in ss. 692.202-205, F.S.

     OR

     _____ A Foreign Principal as defined in s. 692.201, F.S., and is in compliance with the requirements set out in ss. 692.202-205, F.S.

5. Affiant acknowledges the foregoing representations will be relied upon to establish compliance with the law.

Craftsman Rose Garden LLC, a Delaware Limited Liability Company

By: _____
Robert B. Roberts, Jr., Sole Manager/Member
Address: 2955 Central Avenue, St. Petersburg, FL 33713

STATE OF FLORIDA
COUNTY OF PINELLAS

Sworn to (or affirmed) and subscribed before me by means of (✓) physical presence or (_) online notarization, this _5_ day of December, 2025, by Robert B. Roberts, Jr., Sole Manager/Member of Craftsman Rose Garden LLC, a Delaware Limited Liability Company, on behalf of the company, (_) who is/are personally known to me or (_) who has/have produced _____FL DL_____ as identification.

_____
Signature of Notary Public

_____
Print, Type/Stamp Name of Notary

KENT RUNNELLS
NOTARY PUBLIC
MY COMMISSION
EXPIRES 6-5-2027
STATE OF FLORIDA
COMMISSION NUMBER HH 358856

Foreign Inte...

BUYER:

Craftsman Rose Garden LLC,
a Delaware Limited Liability Company

Date: 01/05/2026

By:_____
     Robert B. Roberts, Jr., Sole Manager/Member

SELLER:

_____
Jeffrey M. Schorr

Date: 01/05/2026

PERSONAL GUARANTY OF $1,000,000.00 PROMISSORY NOTE

This Unconditional Guaranty Agreement (this "Guaranty") is given this 5h day of January, 2026, by Robert B. Roberts, Jr. ("Guarantor") in conjunction with the certain promissory note of even date herewith executed by **Craftsman Rose Garden LLC, a Delaware limited liability company** ("Borrower"), in the face amount of Nine Hundred Fifty Thousand and no/100ths dollars ($950,000.00) (the "Note") in favor of Jeffery M. Schorr. (the "Lender").

NOW, THEREFORE, in consideration of the premises herein and in the Note Guarantor hereby covenants and agrees as follows:

1. Each Guarantor irrevocably, absolutely, jointly, severally and unconditionally guarantees to Lender the due and punctual payment, when due, by acceleration or otherwise, of all obligations to pay under the Note and the performance of all of the obligations of the Note and related documents.

2. Each Guarantor hereby acknowledges and consents that the terms, covenants and conditions contained in the Note and related documents may be altered, extended, changed, modified or released by Borrower, with the approval of Lender, without in any manner affecting this Guaranty or releasing Guarantor herefrom, and without the consent of Guarantor.

3. This is a guaranty of payment and not of collection and the liability of each Guarantor to Lender shall be joint and several and direct and immediate and unconditional. Each Guarantor hereby waives any and all legal requirements that Lender shall institute any action or proceedings at law or in equity against Borrower, or anyone else, with respect to the Note or with respect to any other security held by Lender, as a condition precedent to bringing an action against any Guarantor upon this Guaranty. All remedies afforded to Lender by reason of this Guaranty are separate and cumulative remedies and the exercise of any one of such remedies, whether any one of the other remedies are available to Lender, its successors or assigns, shall not limit or prejudice any other legal or equitable remedies which Lender may have under the Note, at law or in equity.

4. Until each and all of the terms, covenants and conditions of this Guaranty are fully performed, no Guarantor shall be released by any act or thing which might, but for this provision of this Guaranty, be deemed a legal or equitable discharge of a Guarantor, or by reason of any waiver, extension, modification, or delay of Lender, or its failure to proceed promptly or otherwise, or by reason of any further obligation or agreement between any assignee or sublessee of the Premises and Lender or any beneficial assignee of Lender's interest in the Note, and each Guarantor hereby expressly waives and surrenders any defense to said Guarantor's liability hereunder based upon any of the foregoing acts, things, agreements or waivers or any of them.

5. Each Guarantor hereby waives presentment for payment, demand, protest, notice of protest and of dishonor, notice of acceptance hereof, notices of default and all other notices now or hereafter provided by law.

6.   Any notice, demand or request by Lender to any Guarantor shall be in writing and shall be deemed to have been duly given or made if either delivered personally to Guarantor or if mailed by registered mail or certified mail, return receipt requested, at the aforementioned address.

7.   This instrument shall inure to the benefit of Lender, its successors and assigns, and shall bind Guarantor and its legal representatives, successors and assigns.

8.   This Guaranty constitutes the entire agreement between the Guarantors and Lender covering the subject matter hereof.

9.   If at any time or times hereafter Lender employs counsel to intervene, or to file a petition, answer, motion or other pleading in any suit or proceeding relating to this Guaranty, then in such event, all of the reasonable attorneys' fees and appellate fees relating thereto and other costs of collection, shall be an additional liability of each Guarantor to Lender, payable on demand.

10.   Each Guarantor acknowledges that it is a principal of the Borrower, and will receive a tangible valuable, if indirect, benefit from the making of the loan evidenced by the Note by Borrower in favor of Lender.

IN WITNESS WHEREOF, the Guarantor has duly executed this Guaranty this 5 day of January, 2026.

**Signed, sealed and delivered
in the presence of:**

Print Name: _Kent Runey_

Print Name: _JOSIAH GROSS_

_____
Robert B. Roberts, Jr. , Individually

EXHIBIT "A"

Lots 9 and 10, Block 20, HALL'S CENTRAL AVENUE SUBDIVISION 2, according to the Plat thereof, as recorded in Plat Book 3, Page 39, Public Records of Pinellas County, Florida.

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Share. An investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Share). Thereafter, the investor's basis generally will be increased by further capital contributions made by the investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an investor on a loan that was incurred to purchase an Class A Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Class A Share) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement.

In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class A Shares

In general, the sale of Class A Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Class A Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any investor who transfers an Class A Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of an Class A Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of a Class A Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class A Share. The deceased investor's transferee will get a basis in the Class A Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Share. Any such gain generally will be considered as gain from the sale of the Class A Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of an Class A Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of an Class A Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT **G: F**INANCIAL **S**TATEMENTS

Craftsman Rose Garden LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to January 31, 2026

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Craftsman Rose Garden LLC Management

We have reviewed the accompanying financial statements of Craftsman Rose Garden LLC (the Company) which comprise the balance sheets as of inception to January 31, 2026. and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital CPAS LLC

Indianapolis, IN

March 4, 2026

CRAFTSMAN ROSE GARDEN LLC
BALANCE SHEET

AS OF:		January 31, 2026	December 31, 2025
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	22,862	175,000
Other Current Assets		860	-
Total Current Assets		23,722	175,000
Non-Current Asset:			
Fixed Assets, net	$	1,102,639	-
Total Non-Current Asset		1,102,639	-
TOTAL ASSETS	$	1,126,361	175,000
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Expenses	$	209	-
Loans Payable - ST		42,942	-
Total Current Liabilities	$	43,151	-
Non-Current Liability:			
Loans Payable	$	907,058	-
Total Non-Current Liability	$	907,058	-
TOTAL LIABILITIES		950,209	-
EQUITY			
Member's Capital	$	190,000	175,000
Accumulated Deficit		(13,848)	-
TOTAL EQUITY	$	176,152	175,000
TOTAL LIABILITIES AND EQUITY	$	1,126,361	175,000

See Accompanying Notes to these Unaudited Financial Statements

CRAFTSMAN ROSE GARDEN LLC
STATEMENTS OF OPERATIONS

		For the period ended 1/31/2026	For the Period Inception through 12/31/2025
Operating Expenses			
General and Administrative	$	13,848	-
Total Operating Expenses		**13,848**	**-**

See Accompanying Notes to these Unaudited Financial Statements

CRAFTSMAN ROSE GARDEN LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Accumulated | Total Members' |
	Units	$ Amount	Deficit	Equity
Beginning balance at inception (12/17/25)	-	-	-	-
Contribution	-	175,000	-	175,000
Net Loss	-	-	-	-
Ending balance at 12/31/25	-	175,000	-	175,000
Contribution	-	15,000	-	15,000
Distribution	-	-	-	-
Net Loss	-	-	(13,848)	(13,848)
Ending balance at 1/31/26	-	190,000	(13,848)	176,152

See Accompanying Notes to these Unaudited Financial Statements

CRAFTSMAN ROSE GARDEN LLC
STATEMENTS OF CASH FLOWS

	For the Period ended 1/31/2026	For the Period Inception through 12/31/2025
OPERATING ACTIVITIES		
Net Loss	$ (13,848)	-
Adjustments to reconcile Net Loss to Net Cash used in operations:		
(Increase) in Other Current Assets	(860)	-
Increase in Accrued Expenses	209	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations:	(651)	-
Net Cash used in operations:	$ (14,499)	-
INVESTING ACTIVITIES		
Acquisition of Fixed Assets	$ (1,102,639)	-
Net Cash provided by (used in) Investing Activities	$ (1,102,639)	-
FINANCING ACTIVITIES		
Proceeds from Loans	$ 950,000	-
Member's Contribution	15,000	175,000
Net Cash provided by (used in) Financing Activities	$ 965,000	175,000
Cash at the beginning of period	175,000	-
Net Cash increase (decrease) for period	$ (152,138)	175,000
Cash at end of period	$ 22,862	175,000

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Craftsman Rose Garden LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on December 17, 2025. The Company's principal place of business is located in St. Petersburg, Florida.

The Company was organized to acquire, restore, and operate a historic property located at 2955 Central Avenue N., St. Petersburg, Florida 33713. The property consists of three buildings, two of which are historic and were built in 1918. The Company intends to generate revenue primarily from leasing commercial space to Karma Kitchen & Bakery, operating an Airbnb unit on the second floor, and renting the Craftsman Rose Garden courtyard for events such as weddings, art shows, and music performances. The Company's customer base is expected to include local residents, regional visitors, and international tourists.

The Company plans to conduct a crowdfunding offering under Regulation CF in 2026 to raise additional operating and development capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Other than the concentration in cash and cash equivalents, management has not identified additional significant risks or concentrations at this time and does not anticipate any material exposure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

_____

inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 31, 2026 and December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $22,862 and $175,000 in cash as of January 31, 2026 and December 31, 2025, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. No depreciation was recorded as of January 31, 2026, as this represents the first month the assets were acquired and the assets had not yet been placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for January 31, 2026.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	2026	2025
Land	-	220,528	-
Building	39	877,111	-
Furniture and Fixtures	5	5,000	-
Less Accumulated Depreciation		-	-
Totals		1,102,639	-

_____

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues primarily by leasing commercial space to Karma Kitchen & Bakery, operating the second-floor Airbnb unit, and renting the Craftsman Rose Garden courtyard for events, weddings, art shows, music performances, and other celebrations. The Company's payments will be determined based on contractual agreements with tenants and event clients, including fixed lease payments, short-term rental fees, and event rental charges. The Company's primary performance obligation is to provide access to and use of the property or event spaces in accordance with the terms of each contract.

General and Administrative

General and administrative expenses are recognized in the period in which they are incurred and consist primarily of professional fees, payments to the equity crowdfunding platform, utilities, and other miscellaneous operating costs necessary to support the Company's operations.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

_____

NOTE 5 – LIABILITIES AND DEBT

Loans - On January 5, 2026, the Company acquired the property detailed in Note 2 - Property and Equipment. A portion of the purchase price was financed through a seller-financed mortgage in the original principal amount of $950,000. The mortgage bears interest at 5% per annum and requires monthly principal and interest payments. The loan includes a balloon payment provision requiring the remaining outstanding principal balance of $657,039 to be paid at the end of 72 months from the inception date (maturity date of May 5, 2032). The mortgage is secured by the related property acquired in the transaction.

Additional details on the outstanding loan balance and maturities are shown below:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Period Ended January 2026				For the Period Ended December 2025			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Mortgage Payable	950,000	5.00%	05/05/2032	42,942	907,058	950,000	-	-	-	-	-
Total				42,942	907,058	950,000	-	-	-	-	-

5 Year Debt Maturities

	Grand Total
2027	42,942
2028	45,139
2029	47,448
2030	49,875
2031	52,427
2032	712,169
Totals	950,000

NOTE 6 – EQUITY

The Company is a limited liability company, and ownership is represented by membership interests. As of the reporting date, the two members each hold a 50% ownership interest in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to Jan 31, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 4, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT H: HOW WILL THIS WORK FOR YOU?

How will this work for you?

	Year 1 (6 Months)	Year 2	Year 3	Year 4	Year 5	TOTAL
Anticipated cash Inflows						
Investor Capital - Class B	$200,000					
Investor Capital - Class A	$800,000					
Seller Loan	$950,000					
Commercial rent	$69,098	$138,195	$140,959	$143,778	$146,654	$638,683
Potential Percentage Rent 7%*	$0	$35,000	$35,700	$36,414	$37,142	$144,256
AirBNB rent	$12,000	$24,000	$24,480	$24,970	$25,469	$110,919
Events	$12,500	$25,000	$25,500	$26,010	$26,530	$115,540
CAM Paid by Tenant***	$46,851	$76,208	$77,732	$79,287	$80,872	$360,950
Sales Proceeds****					$2,282,358	$2,282,358
Total Inflows	**$2,090,448**	**$298,046**	**$303,650**	**$309,366**	**$2,597,554**	**$5,599,064**
20% tax credit on restoration**	$29,000	$58,000	$58,000	$58,000	$29,000	$232,000
Anticipated Cash Outflows						
Acquisition	$1,102,639					
Construction & Carrying Costs	$847,361					
Management/Marketing Fee	$9,360	$22,220	$22,664	$23,117	$23,580	$100,940
Operations, legal, accounting	$10,000	$20,000	$20,400	$20,808	$21,224	$92,432
Maintenance	$9,000	$18,000	$18,360	$18,727	$19,102	$83,189
Marketing	$10,000	$20,000	$20,400	$20,808	$21,224	$92,432
Property Taxes (frozen for 10 years)	$17,851	$18,208	$18,572	$18,943	$19,322	$92,896
Loan payments	$60,100	$90,150	$90,150	$90,150	$715,435	$1,045,985
Total Outflows	**$2,066,311**	**$188,577**	**$190,546**	**$192,554**	**$819,887**	**$3,457,875**
Potential Free Cash	$24,137	$109,469	$113,104	$116,812	$1,777,667	$2,141,189
To Class A Investors (80%)		$87,575	$90,483	$93,450	$1,422,134	$1,693,641
To $5,000 Investor		$547	$566	$584	$8,888	$10,585
As Percent of Investment		10.95%	11.31%	11.68%	177.77%	211.71%

* Precentage Rent is 7% over $1,974,214.29, Tenant anticipates sales of $3,000,000 Projects are based on $2,474,214

** Federal Historic Rehabilitation **NOT INCLUDED IN CASH FLOWS** Tax Credit is 20% of $290,000 based on Developers experience.

See Qulifications attached

*** CAM Paid By Tenant = of: Real Estate Taxes, Insurance, Maintenance

**** 10% CAP rate less 7% cost of sale

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.